(Translation)



                                                                  April 24, 2008
To Whom It May Concern:

                            Company Name: TOYOTA MOTOR CORPORATION
                            Name and Title of Representative:
                                       Katsuaki Watanabe, President
                            (Code Number: 7203
                                       Securities exchanges throughout Japan)
                            Name and Title of Contact Person:
                                       Takuo Sasaki
                                       General Manager, Accounting Division
                            (Telephone Number: 0565-28-2121)

                           Toyota Names New Executives
                           ---------------------------

Tokyo--TOYOTA MOTOR CORPORATION (TMC) announced today planned executive changes to take effect following the ordinary general shareholders meeting in June, as described below.


1. New Member of the Board of Directors Candidates (5 people)--Pending approval at this year's ordinary general shareholders meeting in June.

------------------------------------------------------------------------------
        Name                   New title                 Current title
------------------------------------------------------------------------------
Iwao Nihashi         Senior Managing Director      Managing Officer
------------------------------------------------------------------------------
Yasuhiko Ichihashi   Senior Managing Director      Managing Officer
------------------------------------------------------------------------------
Tadashi Yamashina    Senior Managing Director      Managing Officer
------------------------------------------------------------------------------
Takahiko Ijichi      Senior Managing Director      Managing Officer
------------------------------------------------------------------------------
Tetsuo Agata         Senior Managing Director      Managing Officer
------------------------------------------------------------------------------


2. Retiring Directors (4 people)--To retire on the same day as this year's ordinary general shareholders meeting in June.

-------------------------------------------------------------------------
        Name                       Current title
-------------------------------------------------------------------------
Tokuichi Uranishi    Executive Vice President and Representative Director
-------------------------------------------------------------------------
Takeshi Suzuki       Senior Managing Director
-------------------------------------------------------------------------
Takeshi Yoshida      Senior Managing Director
-------------------------------------------------------------------------
Hiroshi Kawakami     Senior Managing Director
-------------------------------------------------------------------------

3. Managing Directors with Title Change (1 person) - Pending approval at a board of directors meeting following this year's ordinary general shareholders meeting in June.

------------------------------------------------------------------------------
        Name                   New title                 Current title
------------------------------------------------------------------------------
Kazuo Okamoto        Vice Chairman and             Executive Vice President
                     Representative Director       and Representative Director
------------------------------------------------------------------------------


4. New Managing Officer Candidates (12 people) - Pending approval at a board of directors meeting following this year's ordinary general shareholders meeting in June.

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         Name                               Current title
-------------------------------------------------------------------------------
Hiroyuki Yokoyama       General Manager, Customer Quality Engineering Div.
-------------------------------------------------------------------------------
Koei Saga               General Manager, Hybrid Vehicle System Engineering Div.
-------------------------------------------------------------------------------
Naofumi Masuda          General Manager, Fundamental Production Engineering
                        Div. No.2
-------------------------------------------------------------------------------
Shigeki Terashi         Executive Chief Engineer, TOYOTA Development Center 1
-------------------------------------------------------------------------------
Takuo Matsui            General Manager, Global Project Planning Div.
-------------------------------------------------------------------------------
Norihiko Arai           General Manager, Corolla channel Operations Div.
-------------------------------------------------------------------------------
Mitsuru Takada          General Manager, Corporate Planning Div.
-------------------------------------------------------------------------------
Soichiro Okudaira       Executive Chief Engineer, TOYOTA Development Center 2
-------------------------------------------------------------------------------
Hiroyuki Ochiai         General Manager, Project Planning & Management Div.
-------------------------------------------------------------------------------
Yasuo Kawada            General   Manager, Vehicle Planning & Production
                        Engineering Div.
-------------------------------------------------------------------------------
Naoki Miyazaki          General Manager, Labor Relations Div.
-------------------------------------------------------------------------------
James (Jim) E. Lentz    President, Toyota Motor Sales, U.S.A., Inc.
-------------------------------------------------------------------------------


5. Retiring Managing Officers (4 people) - To retire on the same day as this year's ordinary general shareholders meeting in June.

------------------------
         Name
------------------------
Seiichi Sudo
------------------------
Hironobu Inoue
------------------------
Kazuhiko Takarada
------------------------
Nobuo Kobayashi
------------------------

For Reference

Expected executive lineup following June 2008 ordinary general shareholders meeting--The appointment of the members of the board is to be officially approved by the shareholders at the ordinary general shareholders meeting in June 2008. The managing directors and representative directors are to be officially approved by the members of the board at the board of directors meeting held following the ordinary general shareholders meeting.

i. Board of Directors (30 people)
--------------------------------------------------------------------------------
            Name                            New title
--------------------------------------------------------------------------------
Fujio Cho                  Chairman and Representative Director
--------------------------------------------------------------------------------
Katsuhiro Nakagawa         Vice Chairman and Representative Director
--------------------------------------------------------------------------------
Kazuo Okamoto*             Vice Chairman and Representative Director
--------------------------------------------------------------------------------
Katsuaki Watanabe          President and Representative Director
--------------------------------------------------------------------------------
Kyoji Sasazu               Executive Vice President and  Representative Director
--------------------------------------------------------------------------------
Mitsuo Kinoshita           Executive Vice President and  Representative Director
--------------------------------------------------------------------------------
Takeshi Uchiyamada         Executive Vice President and  Representative Director
--------------------------------------------------------------------------------
Masatami Takimoto          Executive Vice President and  Representative Director
--------------------------------------------------------------------------------
Akio Toyoda                Executive Vice President and  Representative Director
--------------------------------------------------------------------------------
Yukitoshi Funo             Senior Managing Director
--------------------------------------------------------------------------------
Atsushi Niimi              Senior Managing Director
--------------------------------------------------------------------------------
Hiroshi Takada             Senior Managing Director
--------------------------------------------------------------------------------
Teiji Tachibana            Senior Managing Director
--------------------------------------------------------------------------------
Shinichi Sasaki            Senior Managing Director
--------------------------------------------------------------------------------
Akira Okabe                Senior Managing Director
--------------------------------------------------------------------------------
Yoichiro Ichimaru          Senior Managing Director
--------------------------------------------------------------------------------
Shoji Ikawa                Senior Managing Director
--------------------------------------------------------------------------------
Koichi Ina                 Senior Managing Director
--------------------------------------------------------------------------------
Shinzo Kobuki              Senior Managing Director
--------------------------------------------------------------------------------
Akira Sasaki               Senior Managing Director
--------------------------------------------------------------------------------
Tadashi Arashima           Senior Managing Director
--------------------------------------------------------------------------------
Mamoru Furuhashi           Senior Managing Director
--------------------------------------------------------------------------------
Satoshi Ozawa              Senior Managing Director
--------------------------------------------------------------------------------
Iwao Nihashi*              Senior Managing Director
--------------------------------------------------------------------------------
Yasuhiko Ichihashi*        Senior Managing Director
--------------------------------------------------------------------------------
Tadashi Yamashina*         Senior Managing Director
--------------------------------------------------------------------------------
Takahiko Ijichi*           Senior Managing Director
--------------------------------------------------------------------------------
Tetsuo Agata*              Senior Managing Director
--------------------------------------------------------------------------------
Shoichiro Toyoda           Honorary Chairman
--------------------------------------------------------------------------------
Hiroshi Okuda              Senior Advisor
--------------------------------------------------------------------------------
*Promoted

ii. Corporate Auditors (7 people)
----------------------------------------------------------------
              Name                          New title
----------------------------------------------------------------
Yoshikazu Amano                   Full-time Corporate Auditor
----------------------------------------------------------------
Chiaki Yamaguchi                  Full-time Corporate Auditor
----------------------------------------------------------------
Masaki Nakatsugawa                Full-time Corporate Auditor
----------------------------------------------------------------
Yoichi Kaya*                      Corporate Auditor
----------------------------------------------------------------
Yoichi Morishita*                 Corporate Auditor
----------------------------------------------------------------
Akishige Okada*                   Corporate Auditor
----------------------------------------------------------------
Kunihiro Matsuo*                  Corporate Auditor
----------------------------------------------------------------
*Outside corporate auditors set forth in Article 2-16 of the Corporation Act of Japan


iii. Managing Officers (50 people)
----------------------------------------------------------------
              Name                          New title
----------------------------------------------------------------
Takashi Hata                      Managing Officer
----------------------------------------------------------------
Wahei Hirai                       Managing Officer
----------------------------------------------------------------
Tatehito Ueda                     Managing Officer
----------------------------------------------------------------
Takashi Shigematsu                Managing Officer
----------------------------------------------------------------
Yuzo Ushiyama                     Managing Officer
----------------------------------------------------------------
Toshio Furutani                   Managing Officer
----------------------------------------------------------------
Senta Morioka                     Managing Officer
----------------------------------------------------------------
Masayuki Nakai                    Managing Officer
----------------------------------------------------------------
Toshiki Hayama                    Managing Officer
----------------------------------------------------------------
Takahiro Iwase                    Managing Officer
----------------------------------------------------------------
Akihito Tsuji                     Managing Officer
----------------------------------------------------------------
Yoshihiko Masuda                  Managing Officer
----------------------------------------------------------------
Yoshimasa Ishii                   Managing Officer
----------------------------------------------------------------
Tatsuya Kaneko                    Managing Officer
----------------------------------------------------------------
Takeshi Shirane                   Managing Officer
----------------------------------------------------------------
Masanao Tomozoe                   Managing Officer
----------------------------------------------------------------
Katsunori Itasaka                 Managing Officer
----------------------------------------------------------------
Tokuyuki Takahashi                Managing Officer
----------------------------------------------------------------
Real C. Tanguay                   Managing Officer
----------------------------------------------------------------
Ryoichi Sasaki                    Managing Officer
----------------------------------------------------------------
Seiho Kawakami                    Managing Officer
----------------------------------------------------------------
Yasuhiko Yokoi                    Managing Officer
----------------------------------------------------------------
Takahiro Fujioka                  Managing Officer
----------------------------------------------------------------
Masanobu Kawase                   Managing Officer
----------------------------------------------------------------
Yukio Nishikawa                   Managing Officer
----------------------------------------------------------------
Hirofumi Muta                     Managing Officer
----------------------------------------------------------------
Thierry Dombreval                 Managing Officer
----------------------------------------------------------------
Shigeki Suzuki                    Managing Officer
----------------------------------------------------------------
Katsutada Masumoto                Managing Officer
----------------------------------------------------------------
Yasushi Kohara                    Managing Officer
----------------------------------------------------------------
Shigeru Hayakawa                  Managing Officer
----------------------------------------------------------------
Hisayuki Inoue                    Managing Officer
----------------------------------------------------------------
Hiroji Onishi                     Managing Officer
----------------------------------------------------------------
Keiji Masui                       Managing Officer
----------------------------------------------------------------
Kenji Miura                       Managing Officer
----------------------------------------------------------------
Kiyotaka Ise                      Managing Officer
----------------------------------------------------------------
Katsuyuki Miyabayashi             Managing Officer
----------------------------------------------------------------
Didier Leroy                      Managing Officer
----------------------------------------------------------------
Hiroyuki Yokoyama*                Managing Officer
----------------------------------------------------------------
Koei Saga*                        Managing Officer
----------------------------------------------------------------
Naofumi Masuda*                   Managing Officer
----------------------------------------------------------------
Shigeki Terashi*                  Managing Officer
----------------------------------------------------------------
Takuo Matsui*                     Managing Officer
----------------------------------------------------------------
Norihiko Arai*                    Managing Officer
----------------------------------------------------------------
Mitsuru Takada*                   Managing Officer
----------------------------------------------------------------
Soichiro Okudaira*                Managing Officer
----------------------------------------------------------------
Hiroyuki Ochiai*                  Managing Officer
----------------------------------------------------------------
Yasuo Kawada*                     Managing Officer
----------------------------------------------------------------
Naoki Miyazaki*                   Managing Officer
----------------------------------------------------------------
James (Jim) E. Lentz *            Managing Officer
----------------------------------------------------------------
*Promoted

For more Information, please contact Hideaki Homma/Paul Nolasco of the Corporate Communications Department, Public Affairs Division, Toyota Motor Corporation at 03-3817-9110/9161.